Amended and Restated Investment Management Services
Agreement
Between College Retirement Equities Fund and TIAA-CREF
Investment Management, LLC

SCHEDULE B

2009 Reimbursement Rates

Expense Deductions (as a percentage of average net assets)

For the year May 1, 2009 through April 30, 2010



Stock Account	0.00049% (corresponds to an annual rate of
0.180%)
Global Equities Account	0.00066% (corresponds to an annual
rate of 0.240%)
Growth Account	0.00047% (corresponds to an annual rate of
0.170%)
Equity Index Account	0.00022% (corresponds to an annual
rate of 0.080%)
Bond Market Account	0.00026% (corresponds to an annual
rate of 0.095%)
Inflation-Linked Bond Account	0.0025% (corresponds to an
annual rate of 0.090%)
Social Choice Account	0.00034% (corresponds to an annual
rate of 0.125%)
Money Market Account	0.00016% (corresponds to an annual
rate of 0.060%)


Date:  May 1, 2009
COLLEGE RETIREMENT
EQUITIES FUND



By:
Title:


TIAA-CREF INVESTMENT MANAGEMENT, LLC


By:

Title:

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